Via EDGAR and FedEx

July 7, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief – Legal

Jan Woo, Attorney Adviser

Ryan Rohn, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re:	MassRoots, Inc.

Draft Registration Statement on Form S-1

Submitted April 23, 2014

CIK No. 0001589149

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated July 2, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on June 13, 2014 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1:	We have reviewed the supplemental materials submitted in response to prior comment 3. Please ensure that your statements are supported by the reports that you cite. For example, you state on page 3 that 58% of the American people support the legalization of cannabis according to a 2013 ArcView Market Research Report. However, this statement does not appear to be supported by the ArcView Market Research Report, but rather the Gallup poll conducted in October 2013. As a further example, you state that “[s]martphones and tablets, particularly iPhones, iPads and Android devices, are now owned by two-thirds of consumers in the United States.” However, the supplemental material you submitted only states that over two-thirds of mobile subscribers in the U.S. own smartphones in Q4 2013.
Response:	In response to your comment, the Company has reviewed the third party statements made in the Registration Statement to ensure all statements are properly supported and has revised the Registration Statement accordingly. Specifically, on pages 5 and 34 of the Registration Statement, the reference to the statement that “58% of the American people support the legalization of cannabis” has been updated to properly reference the Gallup poll conducted in October 2013. Further, on page 35 the Registration Statement, the claim that “[s]martphones and tablets, particularly iPhones, iPads and Android devices, are now owned by two-thirds of consumers in the United States” has been revised to state “Smartphones were owned by two-thirds of U.S. mobile subscribers as of the fourth quarter of 2013, according to a February 2014 Nielsen Research Report.”

Comment 2:	You state on page F-53 that as of March 31, 2014, $87,600 funds from the convertible debentures issued on March 24, 2014 had not been received by the company and was recorded as debenture subscription receivable. Please advise whether funds for this transaction have been received by the company. Provide your analysis as to how you concluded that the issuance of the convertible debentures convertible into the company’s common stock is a completed transaction, such that the offer and sale of the underlying shares of common stock may be registered at this time. For guidance, refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.
Response:	On April 1, 2014, the Company received the entire outstanding debenture subscription receivable balance of $87,000 related to the issuance of the Debentures.

Based on a review of the Staff’s guidance in Question 139.11 of Compliance and Disclosure Interpretations, the Company believes the sale of the Debentures constituted a completed Section 4(a)(2) sale and, as such, the Company would be permitted to register the resale of the securities in the current Registration Statement. The Company sold the Debentures in an offering which closed on March 24, 2014 in reliance upon an exemption from registration contained in Section 4(a)(2) and Rule 506(b) under the Securities Act of 1933, as amended. The purchasers of the Debentures became irrevocably bound on the closing date to acquire the Debentures, which may only be redeemed through conversion into the Company’s common stock at a set purchase price. As such, the Company believes that all conditions necessary prior to the filing of the Registration Statement have been satisfied and, therefore, it is appropriate for the Company to register the full extent of the shares of common stock issuable under the Debentures.

Prospectus Summary, page 2

Comment 3:	Please refer to prior comment 13 and revise your statements throughout the prospectus to clarify that the use of cannabis is only permissible under certain state laws. Please provide a cross-reference to the page of the filing where you list the “certain states” where recreational and medical cannabis use is permissible under the law of the applicable state. Statements should not imply that it is permissible under all state laws. For example, on pages 2, 5 and 14, you state that cannabis use and cannabis sales are permissible “under state laws.”
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement to include a list of the “certain states” where adult and medical cannabis use is permissible under the laws of the applicable state. Please see page 34 of the Registration Statement. Further, the Company has revised the Registration Statement to clarify that the use of cannabis is only permissible under certain state laws. Please see the disclosure beginning on page 2 and continuing throughout the Registration Statement.

The Reorganization and Previous Offerings, page 4

Comment 4:	Please revise to give retroactive effect of the Exchange to disclosure throughout the filing by presenting all applicable share amounts in post-Exchange amounts to provide for a consistent presentation that allows investors to compare share numbers in the filing.
Response:	In response to your comment, the Company has revised the disclosure throughout the Registration Statement to ensure the presentation of share amounts are reflected on a post-Exchange basis to allow investors to compare share numbers.

Risk Factors

We are classified as an “emerging growth company” as well as a “smaller reporting company”…, page 12

Comment 5:	We note your revised disclosure in response to prior comment 24 but it is unclear why you believe that you would be subject to additional disclosure requirements. Given that the company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(a) of the JOBS Act, it appears that the accounting standards would remain unchanged. Further, we note that so long as you remain a smaller reporting company, whether you are an emerging growth company or not, Item 404(d) of Regulation S-K is applicable. Finally, the Public Company Accounting Oversight Board requirements would be applicable to your auditors and not to the company but would apply regardless of whether you are an emerging growth company or not. Please revise or advise.
Response:	In response to your comment, the Company has revised the disclosure in the Registration Statement. Specifically, the Company has removed all references to additional disclosure requirements if the Company is no longer an “emerging growth company”, but remains a “smaller reporting company”. Please see page 20 of the Registration Statement.

Selling Security Holders, page 14

Comment 6:	Please confirm that the selling shareholders are not broker-dealers or affiliates of broker- dealers. Please be advised that a selling security holder registered as a broker dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to an affiliate of broker- dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.
Response:	In response to your comment, the Company confirms that the selling security holders are not broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 17

Comment 7:	You state that you are “not aware of any underwriting arrangements that have been entered into by the selling security holders.” Please confirm that the selling shareholders do not have arrangements to distribute securities and remove this disclaimer. Alternatively, revise this section to describe the arrangements.
Response:	In response to your comment, the Company confirms that the selling security holders do not have arrangements to distribute securities and the Company has revised the Registration Statement to remove the disclaimer. Please see page 23 of the Registration Statement.

Description of Business

Definitions of Key Metrics, page 18

Comment 8:	We note your response to prior comment 26 but it appears that you continue to use the term “monthly active users” in your prospectus. Given that you state in your letter that you can “only guarantee the accuracy of [y]our total users,” to the extent that you continue to use monthly active users as a metric, please provide appropriate disclaimers and a definition in the prospectus.
Response:	In response to your comment, the Company has removed all references to “monthly active users” in the Registration Statement. Please see pages 29, 38, and 75 of the Registration Statement.

Description of Securities

Preferred Stock, page 30

Comment 9:	The revised disclosure provided in response to prior comment 34 is unclear as to whether the conversion rate of the 21 shares of preferred stock on a one-to-one basis into common stock was affected by the Exchange transaction in March 2014. Please advise.
Response:	In response to your comment, the Company has revised the disclosure in the subsection entitled “Preferred Stock” in the “Description of Securities” section of the Registration Statement. Specifically, the Company has added the following disclosure within the subsection: “The right to convert on a one to one basis to common stock is unaffected by the Exchange.” Please see page 50 of the Registration Statement.

Certain Relationships And Related Transactions, page 32

Comment 10:	Please tell us what consideration you have given to providing a description of the consulting agreement with Douglas Leighton, a company director and a 23% shareholder, under this section. Also tell us whether you intend to file the consulting agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
Response:	In response to your comment, the Company has filed the Consulting Agreement with Douglas Leighton as Exhibit 10.15 pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements

Statement of Stockholders’ Equity, page 49

Comment 11.	Please clarify why as of March 31, 2014, and December 31, 2013, there are zero shares of common stock issued and outstanding and all of the common stock is shown as to be issued. Reconcile this presentation to your prospectus that indicates 38,909,000 shares are currently issued and outstanding. We further note your disclosures under Selling Security Holders on page 14 indicating shares owned by selling security holders.
Response:	In response to your comment, the Company notes that due to a delay in obtaining a transfer agent, the common stock is currently in the process of being issued and should be completed in the near future. The delay was entirely a mechanical delay and not a legal delay, as the common stock is fully paid for and properly approved.

Notes to the Financial Statements – March 31, 2014

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 51

Comment 12:	Please expand your revenue recognition policy to discuss specifically how you recognize advertising revenue.
Response:	In response to your comment, the Company has revised the “Revenue Recognition” section of both the December 31, 2013 and March 31, 2014 Notes to the Financial Statements contained within the Registration Statement to read as follows:

Revenue Recognition

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when services are realized or realizable and earned less estimated future doubtful accounts.

The Company considers advertising revenue realized or realizable and earned when advertising services have been provided or delivered, the fees charged are fixed or determinable, the Company and its advertisers understand the specific nature and terms of the agreed upon transactions, and collectability is reasonably assured.

The Company provides clients with individual advertising campaigns for their events, products and services. These campaigns typically last 1-2 weeks. Revenue from these campaigns are recognized upon the completion of the campaign.

The Company is in the process of developing a self-service advertising platform that will enable clients to design an ad, select targeting options such as a user's location and the ad will be delivered on the user's smartphone or computer. These ads will be on a cost-per-impression basis that enables clients to pay the Company based on the number of times their ad is displayed to users. The Company will recognize revenue of the ads delivered on a cost-per-impression basis as soon as the ad has been displayed to its users.

Signatures

Comment 13:	We repeat our prior comment to indicate the officer who is signing as the Company’s principal accounting officer or controller. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instructions 1 and 2 to the Signatures on Form S-1.
Response:	In response to your comment, Jesus Quintero has executed the Registration Statement in his capacities as Chief Financial Officer and Principal Accounting Officer.

If you have any questions relating to any of the foregoing, please contact Peter J. Gennuso of Thompson Hine LLP at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

cc:

Isaac Dietrich